Exhibit 3

Affidavit

I the undersigned, Philip Serlin, bearer of ID number   310550157, having been cautioned that I must state the truth and that I shall be subject to the penalties prescribed by law if I fail to do so, do hereby make the following statement:

1.
This affidavit is made in support of the motion (the  "Motion") filed by BioLineRx Ltd. (the  "Company") regarding extension of the exercise period of its Warrants (Series 2), all as detailed in and subject to the Motion.

2.
I am the Company's Chief Financial and Operating Officer, and have been authorized by the Company to make this affidavit.  Unless otherwise stated, I have personal knowledge of the facts detailed herein.   Sections herein that include legal elements, including Section 5 hereof, are in accordance with legal advice that I have received.

3.	Description of the Company and Its Business

3.1	General

The Movant is a public company whose shares are traded on the Tel Aviv Stock Exchange Ltd ("TASE") and accordingly makes public reports pursuant to the Securities Law and the regulations promulgated thereunder.  Information about the assets, liabilities, operations and results of the Company are accessible to all.

According to a shelf offering of the Company of December 27, 2009, which was published under a shelf prospectus dated May 3, 2009 (the "Shelf Prospectus"), the Company issued to the public 7,528,946 Warrants (Series 2) (the "Warrants").  Each Warrant is exercisable into one registered ordinary share of the Company, par value NIS 0.01 each (subject to adjustments), against payment in cash of an exercise price of NIS 6.08, unlinked.  Any Warrant that is not exercised by December 28, 2011, inclusive, shall expire, be null and void and shall not confer upon the holder any right whatsoever.

All other terms of the Warrants are described in Section 2.11 of the Shelf Prospectus.

A copy of the Cover of the Shelf Prospectus and of Section 2.11 thereto are attached as Exhibit A to the Motion and constitute an integral part thereof.

On June 14, 2011, the Company's Board of Directors resolved to extend the exercise period of the Warrants and to submit a motion to the Court for this purpose.

3.2	The Company's Activities

The Company, itself and through corporate entities that it owns (the "Group"), engages in the development of medical products for a range of diseases, as of early development stages and through advanced clinical trials.  The Group has a range of professional capabilities, including scientific, regulatory, managerial and financial.

As of the date hereof, the Group has one field of activity, which is reserach and development of therapeutic products, and it currently has 14 products in varying stages of development:

a.
Five products are in the clinical development stages (efficiency and safety trials in humans). Further development of one of these products (BL-1040) is implemented by Ikaria, a U.S. company which is a leader in its field, udner an out-license granted to Ikaria by the Company.

b.	Nine products are in various pre-clinical development stages.

The Company's entire periodic report as of December 31, 2010 (as published by the Company on Magna) is attached as Exhibit B to the Motion and constitutes an integral part thereof.

3.3	The Company's Securities

The Company's securities, as of today, include:

(a)    123,592,794 shares, par value NIS 0.01 each.  (the "Shares").

(b)    7,528,946 Warrants (Series 2).

(b)    6,583,459 Warrants (unregistered).

4.	The Proposed Arrangement and Explanations Therefor

4.1	The Proposed Arrangement

The Court is respectfully asked to authorize the Company to offer the holders of the Company's Warrants (Series 2) and shareholders, an arrangement which would extend the exercise period of the Warrants (Series 2), in accordance with Section 350 of the Companies Law, as follows:

Extension of the exercise period of the Warrants to June 30, 2013.

All other terms of the Warrants (Series 2) shall remain unchanged.

For avoidance of doubt it is expressly stated that one should not see  in this Motion an expression of the Company's opinion regarding the future value of its shares and/or Warrants, nor is it assuming any obligation that the price of the Company's shares and/or Warrants will go up, nor is it making any recommendation to exercise (or not to exercise) the Warrants now or at any future time.

Since under Part II of the TASE Regulations, the exercise period of the Warrants may only be changed by an arrangement approved by the Court in accordance with Section 350 of the Companies Law, the Arrangement, which includes mainly an extension of the exercise period of the Warrants, requires approval by the Court in accordance with Section 350 of the Companies Law (approval by the General Meetings is not enough for this purpose) (for further details see Section 5 hereof).

4.2	The Majority Needed to Approve the Arrangement

As detailed in the preamble to the Motion, the Court is respectfully asked to order that separate general meetings shall be held, of holders of Warrants that are not also shareholders, of all of the Company's shareholders, of shareholders that do not hold Warrants (Series 2), and any other class meeting as may be required.

The majority required in order to approve the proposed Arrangement at each of these meetings, is as fixed in Section 350(i) of the Companies Law, namely, a majority of those voting, less abstentions, and provided that that in the aggregate they hold three quarters of the value represented at the vote.

4.3	Explanations for the Proposed Arrangement

It is the opinion of the Company that the exercise period of the Warrants (Series 2) should be extended, because approval of the proposed Arrangement would only benefit Warrant holders and the Company:

As of now, there are 7,528,946 Warrants (Series 2) in circulation which are exercisable as mentioned by December 28, 2011, against a payment in cash of an exercise price of NIS 6.08.

(a)
An extension would give holders of Warrants (Series 2) more time to consider the economic benefits of such exercise, in the hope that in the course of the extension the Company's share price will go up, such that exercise would eventually make financial sense.  Extension of the exercise period would therefore increase the probability that Warrants will be exercised.

(b)
In Warrants (Series 2) of the Company are exercised, this would inject additional capital into the Company, without any additional material fund raising costs to the Company, and would increase the Company's equity.

(c)
The Company estimates that, if the exercise period is not extended, and given the low probability that Warrants (Series 2) shall be exercised by the expiration of the exercise period, the Warrants (Series 2) will expire as originally scheduled, and the Company shall not have raised any funds through the Warrants (Series 2).

(d)
In the period between the issuance of the Warrants (Series 2) in December 2009, and the date hereof, the highest price of the Company's share was NIS 4.75 (on March 7, 2010).  As of July 19, 2011, the Company's share price is approximately NIS 1.675. A comparison of the exercise price of the Warrants (Series 2) and the Company's share price as provided above, shows that the probability that the Warrants will be exercised by the end of the exercise period is very low.

(e)
In the Company's estimation, the proposed Arrangement constitutes a benefit to holders of the Company's Warrants (Series 2). Given the costs of other financing alternatives, it is also advantageous to the Company. Furthermore, the proposed Arrangement has no adverse effect for the Company's shareholders and/or creditors.

5.	The Legal Aspect

in accordance with TASE instructions (Section 91, Chapter XIV of the TASE Regulations) and with Section 2.11.8(c) of the Shelf Prospectus, the terms of the Warrants, with respect to the exercise period, can be amended, provided that such amended is effected through a settlement or an arrangement approved by the Court under Section 350 of the Companies Law. Such approval is required even if the proposed transaction is beneficial to the Company's warrant holders and has no adverse effect on any other part.

A copy of Section 91, Chapter XIV of the TASE Regulations is attached as Exhibit C to the Motion and constitutes an integral part thereof.

A copy of Section 2.11 of the Shelf Prospectus is attached as Exhibit A to the Motion and constitutes an integral part thereof.

All the documents which, in the Company's opinion, participants in the General Meetings shall need in order to decide whether to adopt the proposed Arrangement, are attached to the Motion.

6.	Receiver or Liquidator

No receiver or liquidator has been appointed for the Company.

7.	Benefits to Officers of the Company

To the Company's best knowledge, officers of the Company shall not, in their capacity as officers, shareholders or creditors of the Company, derive any personal benefits from the proposed Arrangement.

8.	Controlling Shareholder

As of the date hereof, the Company has no controlling shareholder as such term is defined in the Securities Law.

9.	Classes of Shares; Effect of the Proposed Arrangement on Existing Rights of Company Shareholders

9.1	As of the date hereof, the registered share capital of the Company is NIS 2,500,000, divided into 250,000,000 ordinary shares, par value NIS 0.01 each ("Ordinary Shares").

9.2	The issued share capital of the Company is 123,592,794 Ordinary Shares.

9.3
In the Company's estimation, the proposed Arrangement shall have no adverse effect on the existing rights of the Company's shareholders.  Notwithstanding the above, any shareholder who may consider himself to have been adversely affected by the approval, in and of itself, of the proposed Arrangement, shall be able to vote at the General Meetings of the Company's shareholders, which will be convened in accordance with Section 350(i) of the Companies Law.

9.4	This Motion is also a motion to the Court to authorize the Company to convene the General Meetings of the shareholders, as described above.

10.	Creditors of the Company

Extension of the exercise period of the Warrants is beneficial to the Company and its creditors, and would increase the probability that Warrants shall be exercised into Company shares and thus increase the Company's equity.  The position of all of the Company's creditors, material and minor creditors alike, shall therefore only improve as a result of the proposed Arrangement.

Given all of the above, the Company respectfully asks the Court to exempt it from submitting the documents listed in Section 7(b) of the Regulations, because, to the best of the Company's understanding, such documents are only required where the arrangement sought by the company would affect its creditors; as explained, this is not the case with respect to the Arrangement contemplated in the Motion.

11.	Guarantees, Sureties and other Securities

No guarantees, sureties or other securities have been provided or offered to the Company in connection with the Arrangement.

12.	Costs of the Arrangement

The estimated cost of implementing the Arrangement in its entirety is approximately NIS 37,000 (exclusive of VAT).

13.	Third Party to Manage the Proposed Arrangement

The Company is not proposing any third party to manage the proposed Arrangement.

My name is Philip Serlin, the signature below is my own, and my affidavit above is truthful.

Date	Philip Serlin

I, the undersigned, Amir Assali, of 132 Menachem Begin St., Tel-Aviv , hereby confirm that Mr. Philip Serlin, whom I know in person, appeared before me today. After I warned him that he must state the truth or else he might be liable to the penalties prescribed by law, he confirmed that his affidavit, above, was truthful and signed it in my presence.

Date	Amir Assali, Advocate